

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 2, 2016

Sunit S. Patel
Chief Financial Officer
Level 3 Communications, Inc.
1025 Eldorado Blvd.,
Broomfield, CO 80021

> **Re: Level 3 Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-35134**

Dear Mr. Patel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 71

Income Taxes, page 74

We note the evidence you considered for the release of the majority of your valuation allowance against your U.S. federal and state deferred tax assets in the fourth quarter of 2015. Based on your historical operating results, it appears that the realization of your deferred tax assets is dependent on material improvement over present levels of pre-tax income, including the impact of acquired entities. Given the significant portion of U.S. operating loss carryforwards expiring between 2023 and 2027, tell us in detail the material assumptions underlying your determination of the expected U.S. pre-tax income amount needed to realize your deferred tax assets. Tell us how you weighted all of the positive and negative evidence, including to the extent` to which it can be objectively verified, in reaching your conclusion to reverse the valuation allowance. Please refer to ASC 740-10-30-21 through 30-23.

In addition, please expand your disclosures to discuss:

- the uncertainties surrounding the realization of your deferred tax assets;

- material assumptions underlying its realization;

- if its realization is dependent on material improvements over present level of U.S. pre-tax income, a description of these assumed future events, quantified to the extent practicable. For example, consider disclosing the minimum annualized rate by which taxable income must increase during the NOL carryforward periods if realization of the benefit is dependent on taxable income higher than reported; and

- if significant objective negative evidence indicates uncertainty regarding the realization of the deferred tax asset, identify the countervailing positive evidence you relied upon in your decision to reverse the valuation allowance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant at 202-55-3371 or Terry French, Accounting Branch Chief at 202-551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications